SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

COMBINATORX, INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share, of CombinatoRx, Incorporated

(Title of Class of Securities)

20010A103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Robert Forrester

Interim President and Chief Executive Officer

245 First Street, Third Floor

Cambridge, Massachusetts 02142

(617) 301-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

with copies to:

Jason F. Cole, Esq. Senior Vice President and General Counsel 245 First Street, Third Floor Cambridge, Massachusetts 02142 (617) 301-7000	Stuart M. Cable, Esq. Joseph L. Johnson III, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,030,491	$57.51

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,760,574 shares of the issuer’s common stock and have an aggregate value of $1,030,491 as of October 7, 2009, calculated based on the Black-Scholes option pricing model based on a price per share of common stock of $1.30, the price of the issuer’s common stock as reported on The NASDAQ Global Market on October 7, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57.51	Filing Party: CombinatoRx, Incorporated

Form or Registration No.: Schedule TO-I	Date Filed: October 13, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by CombinatoRx, Incorporated, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 13, 2009, as amended by Amendment No. 1 filed with the SEC on October 27, 2009, as further amended by Amendment No. 2 filed with the SEC on October 28, 2009, and as further amended by Amendment No. 3 filed with the SEC on November 16, 2009 (as amended, the “Schedule TO”), in connection with the Company’s offer to exchange certain outstanding stock options for new stock options (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Initial Schedule TO (the “Offer to Exchange”).

This Amendment No. 4 amends and supplements the Schedule TO and supplements the Offer to Exchange in order to (i) revise the time of expiration of the Offer to 5:00 p.m., Eastern Time, on December 21, 2009, (ii) file as Exhibit (a)(1)(P) a form e-mail update notifying employees about the extension and (iii) state that through 9:00 a.m., Eastern Time, on November 30, 2009, of the 1,760,574 total stock options covered by the Offer, options to purchase 1,371,043 shares of the Company’s common stock, or approximately 77.9% of the stock options covered by the Offer, had been deposited for exchange in the Offer.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended and supplemented to add the following:

On November 30, 2009, the Company will distribute to eligible participants in the Offer a notice of extension, the form of which is attached hereto as Exhibit (a)(1)(P), announcing that the Company is extending the Offer until 5:00 p.m., Eastern Time, on December 21, 2009. The Offer had been previously scheduled to expire at 5:00 p.m., Eastern Time, on December 1, 2009. The Company has extended the Offer to align the expiration of the Offer with the closing of the proposed merger between the Company and Neuromed Pharmaceuticals Inc. (the “Neuromed merger”), currently scheduled for December 21, 2009, as consummation of the exchange program is conditioned upon, among other things, the closing of the Neuromed merger. Through 9:00 a.m., Eastern Time, on November 30, 2009, of the 1,760,574 total stock options covered by the Offer, options to purchase 1,371,043 shares of the Company’s common stock, or approximately 77.9% of the stock options covered by the Offer, had been deposited for exchange in the Offer.

Except for the extension of the expiration date, the Offer remains subject to the terms and conditions set forth in the Offer to Exchange and other related tender offer materials filed by the Company with the SEC.

ITEM 12. EXHIBITS.

The Exhibit Index included in this Amendment No. 4 to the Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMBINATORX, INCORPORATED

Date: November 30, 2009	By:	/S/ ROBERT FORRESTER

Robert Forrester Interim President and Chief Executive Officer

EXHIBIT INDEX

		Incorporated by Reference				Filed Herewith
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated October 13, 2009	SC-TO-I	005-81444	(a)(1)(A)	10/13/09

(a)(1)(B)	Form of Pre-Commencement E-Mail Announcement	SC-TO-I	005-81444	(a)(1)(B)	10/13/09

(a)(1)(C)	Form of E-Mail Announcement of Commencement of Exchange Program	SC-TO-I	005-81444	(a)(1)(C)	10/13/09

(a)(1)(D)	Form of Initial Reminder E-Mail	SC-TO-I/A	005-81444	(a)(1)(D)	10/27/09

(a)(1)(E)	Form of Announcement re: Completion of Program	SC-TO-I	005-81444	(a)(1)(E)	10/13/09

(a)(1)(F)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008	10-K	000-51171	N/A	3/16/2009

(a)(1)(G)	Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008	10-K/A	000-51171	N/A	4/30/2009

(a)(1)(H)	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009	10-Q	000-51171	N/A	5/11/2009

(a)(1)(I)	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009	10-Q	000-51171	N/A	8/10/2009

(a)(1)(J)	Registration Statement on Form S-4	S-4	333-161146	N/A	8/7/2009

(a)(1)(K)	Amendment No. 1 to Registration Statement on Form S-4	S-4/A	333-161146	N/A	9/16/09

(a)(1)(L)	Amendment No. 2 to Registration Statement on Form S-4	S-4/A	333-161146	N/A	10/9/09

(a)(1)(M)	Form of E-Mail Update to Employees Regarding the Exchange Program extending the Offer to November 17, 2009	SC-TO-I/A	005-81444	(a)(1)(M)	10/27/09

(a)(1)(N)	Form of E-Mail Update to Employees Regarding the Exchange Program extending the Offer to December 1, 2009	SC-TO-I/A	005-81444	(a)(1)(N)	11/16/09

(a)(1)(O)	Form of Revised Reminder E-Mail	SC-TO-I/A	005-81444	(a)(1)(O)	11/16/09

(a)(1)(P)	Form of E-Mail Update to Employees Regarding the Exchange Program extending the Offer					X

(a)(5)(A)	Amendment No. 3 to Registration Statement on Form S-4	S-4/A	333-161146	N/A	10/13/09

(a)(5)(B)	Amendment No. 4 to Registration Statement on Form S-4	S-4/A	333-161146	N/A	10/20/09

(a)(5)(C)	Joint Proxy Statement/Prospectus filed under Rule 424(b)(3) of the Securities Act of 1933	424B3	333-161146	N/A	10/22/09

(a)(5)(D)	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009	10-Q	000-51171	N/A	11/3/2009

(b)	Not applicable

(d)(1)	2000 Stock Option Plan	S-1	333-121173	10.1	12/10/2004

(d)(2)	Amended and Restated 2004 Incentive Plan	8-K	000-51171	10.1	6/5/2006

(d)(3)	Form of Incentive Stock Option Agreement under the Amended and Restated 2004 Incentive Plan	10-K	000-51171	10.3	3/20/2006

(d)(4)	Form of Non-Qualified Option Agreement under the Amended and Restated 2004 Incentive Plan	10-K	000-51171	10.4	3/20/2006

(d)(5)	Form of CombinatoRx Voting Agreement (Delaware) by and among CombinatoRx, Incorporated, Neuromed Pharmaceuticals Inc. and the stockholder signatories thereto	S-4	333-161146	10.37	8/7/2009

(d)(6)	Form of CombinatoRx Voting Agreement (California) by and among CombinatoRx, Incorporated, Neuromed Pharmaceuticals Inc. and the stockholder signatories thereto	S-4	333-161146	10.38	8/7/2009

(d)(7)	Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan	S-4/A	333-161146	10.53	9/16/09

(d)(8)	Form of Restricted Stock Unit Agreement granted under the Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan	S-4/A	333-161146	10.54	9/16/09

(d)(9)	Form of Restricted Stock Unit Agreement granted under the Neuromed Pharmaceuticals Inc. Special Equity Incentive Plan	S-4/A	333-161146	10.55	9/16/09

(g)	Not applicable

(h)	Not applicable